Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: August 12, 2021

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• • • • • • • • • • • • • • • • • • • •• • • • • • • • • • • • • • • • • • • •

+ + § § § § § § + § § + + ++ + § § § § § § + § § + + +

+ + + + + + + + ++ + + + + + + + +

+ + + + + + + + + + + + + + + + + ++ + + + + + + + + + + + + + + + + +

+ Wardley Electronics

Ç ÇÇ Ç Ç Ç Ç Ç Ç Ç Ç ÇÇ ÇÇ Ç Ç Ç Ç Ç Ç Ç Ç Ç

P P P P PP P P P P

mm vehicles (cumulative) 300 RoW (excl. China and India) 268 Europe 250 232 US 73 198 200 62 167 53 139 150 44 124 114 36 111 93 100 29 98 23 85 58 73 62 50 13 34 52 71 19 59 35 9 48 4 38 22 30 23 18 10 - 2019 2021 2023 2025 2027 2029 2030 2031 2032 2033 2034 2035mm vehicles (cumulative) 300 RoW (excl. China and India) 268 Europe 250 232 US 73 198 200 62 167 53 139 150 44 124 114 36 111 93 100 29 98 23 85 58 73 62 50 13 34 52 71 19 59 35 9 48 4 38 22 30 23 18 10 - 2019 2021 2023 2025 2027 2029 2030 2031 2032 2033 2034 2035

+ + 2025 2030 2035 2040 2050 Netherlands Iceland Denmark Canada Germany (Baden-Württemberg only) Norway Ireland US France (California only) Netherlands Spain US (Connecticut, Maryland, Massachusetts, New Jersey, UK New York, Oregon, Vermont and Washington only) Sweden Israel “ ”+ + 2025 2030 2035 2040 2050 Netherlands Iceland Denmark Canada Germany (Baden-Württemberg only) Norway Ireland US France (California only) Netherlands Spain US (Connecticut, Maryland, Massachusetts, New Jersey, UK New York, Oregon, Vermont and Washington only) Sweden Israel “ ”

+ + “ ” “ ” “ Top 10 Companies, 21% Companies 101-500, 37% ” Companies 11-50, 25% “ Companies 51-100, 17% ” Source: Company filings and websites; Fleet Owner 500 (16-Apr 2021)+ + “ ” “ ” “ Top 10 Companies, 21% Companies 101-500, 37% ” Companies 11-50, 25% “ Companies 51-100, 17% ” Source: Company filings and websites; Fleet Owner 500 (16-Apr 2021)

“ Executive Order on Tackling the Climate Crisis at Home and Abroad “ ” ” + Æ ‘00 T0 h ve ous ha icl nd es vehicles Hybrids, 4% EVs, 1% 67 70 0.2 3 59 60Æ 55 0.3 5 51 51 0.2 5 0.2 0.2 50 27 3 3 E85 & Gas, 24 15 40 Gasoline & 17 30% 25 Diesel,Æ 30 65% 20 36 34 30 30 23 10 Æ - 2015 2016 2017 2018 2019 Gasoline & Diesel E85 & Gas Hybrids EVs

++

+ + + + + o + o + + + + + + + ++ + + + + o + o + + + + + + + +

+ + + + “ + + + ”+ + + + “ + + + ”

“ ”“ ”

+ + ++ + +

++

+ Gross Profit 5 Upfront Hardware & Installation Ç 5 Recurring Software & Services Ç 4 0.5 0.5 45% 4 Ç 0.5 0.5 0.5 3 Ç 0.5 0.5 0.5 0.5 3 2 Ç 2 Ç 2.5 2.5 2.5 2.5 55% 1 Ç 1 Ç - Year 1 Year 2 Year 3 Year 4 Year 5 Total+ Gross Profit 5 Upfront Hardware & Installation Ç 5 Recurring Software & Services Ç 4 0.5 0.5 45% 4 Ç 0.5 0.5 0.5 3 Ç 0.5 0.5 0.5 0.5 3 2 Ç 2 Ç 2.5 2.5 2.5 2.5 55% 1 Ç 1 Ç - Year 1 Year 2 Year 3 Year 4 Year 5 Total

'000s $mm $mm 200 800 800 Hardware & Installation Europe $750 $750 183 Software & Services US Rest of World 175 700 700 144 150 600 600 $550 $550 125 500 500 108 100 400 400 $365 $365 75 300 300 60 $215 $215 50 200 200 39 28 $101 $101 25 100 100 $33 $33 - - - 2021E 2022E 2023E 2024E 2025E 2026E 2021E 2022E 2023E 2024E 2025E 2026E 2021E 2022E 2023E 2024E 2025E 2026E

+ + + ++ + + +

+ + (3) (4) (5) (2) (6) (5) (7) (7)+ + (3) (4) (5) (2) (6) (5) (7) (7)

+ üüü ü üüü ü ü + + + + + + + ++ üüü ü üüü ü ü + + + + + + + +

(1) (2) 181% 111% 110% 112% 106% 100% 70% 67% 68% 67% 56% 38% 23% 18% 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 53% 47% 47% 45% 41% 40% 40% 36% 33% 33% 32% 31% 25% 22% 31% 23% 21% 19% 18% 20% 19% 9% 5% 3% 3% 1% (7)% (10)%(1) (2) 181% 111% 110% 112% 106% 100% 70% 67% 68% 67% 56% 38% 23% 18% 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 2023E 2024E 53% 47% 47% 45% 41% 40% 40% 36% 33% 33% 32% 31% 25% 22% 31% 23% 21% 19% 18% 20% 19% 9% 5% 3% 3% 1% (7)% (10)%

+ $mm (4) (EBITDA - Capex) 100 2020 2021E 2022E 2023E 2024E 2020 2021E 2022E 2023E 2024E 50 (1) 2 22 (1) 34 23 45 7 1 - (4) (8) (19) (3) (9) (58) (50) (81) (122) (2) (100) (117) (142) (150) (2) (168) (106) (151) (3) Note: enclosed numbers refer to EBITDA forecasts ($mm) (200) 2020E 2021E 2022E 2023E 2024E+ $mm (4) (EBITDA - Capex) 100 2020 2021E 2022E 2023E 2024E 2020 2021E 2022E 2023E 2024E 50 (1) 2 22 (1) 34 23 45 7 1 - (4) (8) (19) (3) (9) (58) (50) (81) (122) (2) (100) (117) (142) (150) (2) (168) (106) (151) (3) Note: enclosed numbers refer to EBITDA forecasts ($mm) (200) 2020E 2021E 2022E 2023E 2024E

+ + + + + 5.0x - 8.0x Discounted Enterprise Value (1) (1) 3 Periods @ 20% p.a. 2024E Revenue 1.8x 2024E Revenue+ + + + + 5.0x - 8.0x Discounted Enterprise Value (1) (1) 3 Periods @ 20% p.a. 2024E Revenue 1.8x 2024E Revenue

43.2x 39.8x 43.2x 39.8x

Illustrative Share Price Share count in millions $10.00 $11.50 $12.50 $13.50 $14.50 $15.50 $16.50 $17.50 $18.00 FRSG Public IPO Shares 22.2 22.2 22.2 22.2 22.2 22.2 22.2 22.2 22.2 (1) (2) FRSG Public Warrants - - 0.4 0.8 1.2 1.4 1.7 1.9 2.0 FRSG Sponsor Shares 4.4 4.4 5.6 5.6 5.6 5.6 5.6 5.6 5.6 (1) (3) FRSG Sponsor Warrants - - 0.4 0.8 1.1 1.3 1.6 1.8 1.9 EO Equity (Existing Shareholders) 49.8 49.8 49.8 49.8 49.8 49.8 49.8 49.8 49.8 (1) (4) EO Equity (EO Fleet Customer) 2.1 2.1 2.1 2.1 2.1 2.1 2.1 2.1 2.1 (1) (5) EO Fleet Customer Warrants 8.2 8.4 8.4 8.5 8.6 8.6 8.6 8.7 8.7 Total 86.8 87.0 89.0 89.8 90.5 91.1 91.6 92.0 92.3Illustrative Share Price Share count in millions $10.00 $11.50 $12.50 $13.50 $14.50 $15.50 $16.50 $17.50 $18.00 FRSG Public IPO Shares 22.2 22.2 22.2 22.2 22.2 22.2 22.2 22.2 22.2 (1) (2) FRSG Public Warrants - - 0.4 0.8 1.2 1.4 1.7 1.9 2.0 FRSG Sponsor Shares 4.4 4.4 5.6 5.6 5.6 5.6 5.6 5.6 5.6 (1) (3) FRSG Sponsor Warrants - - 0.4 0.8 1.1 1.3 1.6 1.8 1.9 EO Equity (Existing Shareholders) 49.8 49.8 49.8 49.8 49.8 49.8 49.8 49.8 49.8 (1) (4) EO Equity (EO Fleet Customer) 2.1 2.1 2.1 2.1 2.1 2.1 2.1 2.1 2.1 (1) (5) EO Fleet Customer Warrants 8.2 8.4 8.4 8.5 8.6 8.6 8.6 8.7 8.7 Total 86.8 87.0 89.0 89.8 90.5 91.1 91.6 92.0 92.3

Forward Looking Statements

The information in this document includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this presentation, regarding First Reserve Sustainable Growth Corp.’s (“FRSG”) proposed acquisition of EO, FRSG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on EO’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, EO disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. EO cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either FRSG or EO. In addition, EO cautions you that the forward-looking statements contained in this document are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, Charge Merger Sub, Inc., Juuce Limited (“EO”) and EO Charging (“EOC”), and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or EO’s current plans and operations as a result of the announcement of the transactions; (v) EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of EO to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to EO, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that EO may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the SEC. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering dated March 4, 2021 (SEC File No. 333-252717), which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended March 31, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form F-4 is expected to be filed by EOC with the SEC. The Form F-4 will include preliminary and definitive proxy statements to be distributed to holders of FRSG’s common stock in connection with FRSG’s solicitation of proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of EOC relating to the offer of the securities to be issued in connection with the completion of the business combination. FRSG, EO and EOC urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about EOC, EO, FRSG and the proposed business combination. Such persons can also read FRSG’s final prospectus dated March 4, 2021 (SEC File No. 333-252717) for a description of the security holdings of FRSG’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to FRSG’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: First Reserve Sustainable Growth Corp., 290 Harbor Drive, Fifth Floor, Stamford, CT 06902, Attn: Neil A. Wizel. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or EOC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

EO, EOC, FRSG and their respective directors, officers and other members of their management and employees may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering dated March 4, 2021 (SEC File No. 333-252717), which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination will be set forth in the proxy statement for the proposed business combination when available. Information concerning the interests of EO’s, EOC’s and FRSG’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

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